Execution Version

SHAREHOLDERS AGREEMENT

This AGREEMENT (the “Agreement”) is made as of March 24, 2008, by and between Kanir Joint Investments (2005) Limited Partnership (“Kanir”), and S. Nechama Investments (2008) Ltd. (“Nechama”) (each of Kanir and Nechama is referred to herein as a “Party” and collectively as the “Parties”).

WHEREAS, Kanir owns 13,649,148 ordinary shares of Nur Macroprinters Ltd. (the “Company”) and 10,483,424 warrants of the Company; and

WHEREAS, the Parties contemplate entering into several transactions so that immediately following such transactions each Party will own approximately 22.7 million ordinary shares of the Company, Kanir will own approximately 13.5 million warrants of the Company and Nechama (directly or by an Affiliate) will own approximately 10.1 million warrants of the Company; and

WHEREAS, the Parties wish to set forth within the framework of this Agreement (a) the terms and conditions under which the Parties shall hold the Company shares and warrants, and (b) their respective relations in their capacity as shareholders of the Company.

NOW THEREFORE, in consideration of the mutual promises and covenants set forth herein, the Parties hereby agree as of the date first mentioned above as follows:

1.	Preamble. The Preamble to this Agreement constitutes an integral part of this Agreement.

2.	Sales by Parties; Minimum Holdings:

2.1.
Notwithstanding anything to the contrary in this Agreement, except for the provisions of Section 4.6, 6 and 7.4 below, until 31.3.2010 (the "Lock-Up Period"), none of the Parties shall sell, assign, transfer, pledge, hypothecate, mortgage or dispose of, by gift or otherwise, or in any way encumber any Restricted Shares held by it, except that each Party shall be entitled to pledge the Restricted Shares held by such Party to a bank in order to finance the purchase thereof. “Restricted Shares” shall mean, for each Party (together with its Permitted Transferees pursuant to Section 4.6 below), such number of the Company’s shares constituting 25.05% of the total outstanding shares of the Company. The number of Restricted Shares shall be adjusted upon any issuance by the Company of any shares, including without limitation, upon the exercise of options, rights or warrants, upon the issuance of bonus shares or upon the consummation of stock splits, combinations and the like.

2.2.
During the Lock-up Period, except as set forth in Section 6 and 7.4 below, and following the Lock-up Period for so long as neither Party has sold or otherwise transferred its Restricted Shares to a Proposed Purchaser (as defined in 4.1 below), each Party (together with its Permitted Transferees pursuant to Section 4.6 below) shall hold such number of shares of the Company constituting, at all times, at least 25.05% of the total outstanding shares of the Company. Accordingly, during the periods described in the immediately preceding sentence, if any Party’s share holding in the Company shall decrease below such threshold by dilution or otherwise, then promptly upon learning thereof, such Party shall acquire at least such number of additional shares of the Company to cause such Party to comply with this Section 2.2, by exercising options or warrants or purchasing shares from third parties or otherwise.

3.	Purchase and Sale of Shares by Parties:

Following the date hereof and during the Term (as defined below), each Party shall be entitled to (i) directly or indirectly purchase additional Shares, warrants or other securities of the Company (“Securities”); and (ii) sell Securities other than Restricted Shares (which Restricted Securities may only be sold in accordance with other provisions of this Agreement), following the provision of a seven (7) days prior written notice to the other Party.

4.	Right of First Refusal:

4.1.
If, following the Lock-Up Period, Nechama or Kanir (the “Selling Party”) wishes to sell or otherwise transfer all of such Party’s Restricted Shares (the “Offered Shares”) and shall obtain a bona fide offer (the “Third Party Offer”) from a non-Affiliated potential purchaser (the “Proposed Purchaser”) to purchase all such Offered Shares, then in such an event the Selling Party shall be required to first offer such Offered Shares to the other Party (the “Offeree”). The Selling Party shall send the Offeree a written offer (the “Offer”) in which the Selling Party shall specify the following information: (i) the number of Offered Shares that the Selling Party proposes to sell or transfer to the Proposed Purchaser, the identity of the Proposed Purchaser, the price and payment terms and the other terms and conditions contained in the Third Party Offer; (ii) a representation and warranty that the Offered Shares shall, upon their transfer, be free and clear of all pledges, debts, security interests and other third party interests (“Free and Clear”). For the avoidance of doubt, (a) a Party shall not be entitled to sell and transfer to a Proposed Purchaser part of its Restricted Shares; and (b) no sale shall be done for consideration other than cash.

4.2.	The Offer shall constitute an irrevocable offer made by the Selling Party to sell and transfer to the Offeree the Offered Shares, upon the terms specified in the Offer.

4.3.
If the Offeree wishes to purchase all (but not a part) of the Offered Shares it shall notify in writing the Selling Party of its intent within fourteen (14) days of receipt of the Offer (“Notice of Acceptance”) and the closing of such transaction shall take place within thirty (30) days of receipt of the Notice of Acceptance and the Offered Shares shall be sold and transferred to the Offeree Free and Clear against payment of the consideration as specified in the Offer

4.4.
If the Offeree declines to purchase all of the Offered Shares upon the terms specified in the Offer or does not respond to the Offer within fourteen (14) days of its receipt or if the Offeree fails to consummate the transaction within thirty (30) days of the Notice of Acceptance due to the Offeree’s fault, then in any of such events the Selling Party may sell all (but not a part) of the Offered Shares to the Proposed Purchaser, provided that such sale is consummated (i) in a bona fide transaction, (ii) at a price that is not lower than that specified in the Offer and (iii) subject to payment terms that are no more favorable to the Proposed Purchaser than those specified in the Offer, all within ninety (90) days of the date of the Offer and provided further that the Proposed Purchaser shall join this Agreement in writing and shall assume instead of the Selling Party, all of the rights and obligations of the Selling Party in its capacity as a shareholder of the Company in accordance with the terms of this Agreement. In the event that the sale to the Proposed Purchaser in the manner set forth above is not effected within said ninety (90) days, the right of first refusal described herein shall apply again.

4.5.
A transfer of Control (as defined below) in any legal way in either Party shall be deemed for the purpose of this Agreement as a sale by such Party of all of its Restricted Shares and Sections 4 and 5 shall apply, mutatis mutandis. Each Party which is subject to such transfer of Control shall have the obligation to promptly notify the other Party of such event. Notwithstanding anything to the contrary, a transfer of interests in Kanir among its partners as of the date hereof shall not be deemed a transfer of Control.

4.6.
Notwithstanding anything to the contrary in this Agreement, the rights of the Parties pursuant to the aforesaid provisions of this Section 4 and Section 5 below as well as the restriction under Section 2 above shall not apply with respect to a Permitted Transfer, provided that: (A) the transferee shall join this Agreement in writing and agree to be bound by the terms of this Agreement; and (B) the transferor shall continue to be bound by this Agreement and guarantee the performance by the transferee of its obligations under this Agreement.

For the purpose of this Section 4, the term “Permitted Transfer” means a sale or other transfer of Restricted Shares by a Party to an Affiliate of such Party.

“Affiliate” means, with respect to any Party, any person or legal entity (i) in which such Party, directly or indirectly, owns at least majority (more than 50%) interest (both economic and voting), or (ii) which directly or indirectly owns a majority (more than 50%) interest (both economic and voting) in such Party, or (iii) which, directly or indirectly, is in Control of or is Controlled by such Party.

“Control” means in relation to a person that is a corporation, the ownership, directly or indirectly, of voting securities of such person carrying more than 50% of the voting rights attaching to all voting securities of such person which are sufficient, if exercised, to elect a majority of its board of directors; and (ii) in relation to a person that is a partnership, limited partnership, business trust or other similar entity, the ownership, directly or indirectly, of voting securities of such person carrying more than 50% of the voting rights attaching to all voting securities of the person or the ownership of other interests entitling the holder to exercise control and direction over the activities of such person;

5.	Tag Along:

5.1.
Notwithstanding the provisions of Section 4 above, the Offeree shall, during the fourteen (14) day period in which the Offeree could have provided the Notice of Acceptance pursuant to Section 4 above, have the right to notify the Selling Party of its intent to exercise the Tag Along Right pursuant to this Section 5 above (the “Tag Along Notice”).

5.2.
Following the Tag Along Notice, the Selling Party shall not sell any of the Offered Shares to the Proposed Purchaser, unless the Proposed Purchaser shall purchase from both the Offeree and the Selling Party, at the Offeree’s discretion, either (i) all of their respective Restricted Shares; or (ii) such a number of Restricted Shares equal to the product obtained by multiplying (i) the aggregate number of the Offered Shares, by (ii) a fraction the numerator of which is the number of Restricted Shares owned by the Offeree at the time of the proposed sale to the Proposed Purchaser and the denominator of which is the total number of Restricted Shares owned by both the Offeree and the Selling Party at the time of the proposed sale to the Proposed Purchaser; such sale to be upon the same terms and conditions under which the Selling Party’s Offered Shares shall be sold.

6.	Buy Me Buy You:

6.1.
If following January 1, 2009 (but (subject to Section 7.4 below) there shall be any disagreements between the Parties in relation to the Company or its business activities, then the Parties shall make their best efforts to resolve all such disagreements within thirty (30) days of a notice submitted by any of them to the other Party so requesting. If all the disagreements are not resolved within such thirty (30)-day period, the Parties shall make their best efforts to resolve all such disagreements by mediation. The Parties have selected Ram Caspi and Oded Eran as the mediators for any unresolved disagreements under this Agreement. In the event that any of the said mediators becomes unwilling or unable to serve, his respective firm shall appoint a senior partner as a successor mediator.

6.2.
If all the disagreements are not resolved by mediation within thirty (30) day period as provided in Section 6.1 above, then each of the Parties (the “Offering Party”) shall have the right to notify the other Party (the “Receiving Party”), in writing (the“Notice“) of its demand to purchase all (but not a part) of the other Party’s Restricted Shares, or to sell all (but not a part) of its Restricted Shares to the other Party, at a price per share to be specified in the Notice, payable in cash against the transfer of the relevant shares Free and Clear. Issuing the said Notice shall constitute an irrevocable offer by the Offering Party for all intents and purposes.

6.3.
Within thirty (30) days from the date of receipt of Notice, the Receiving Party shall be obligated to send to the Offering Party a notice indicating whether it shall sell all (but not a part) of its Restricted Shares to the Offering Party or purchase all (but not a part) of the Restricted Shares of the Offering Party, in accordance with the terms set forth in the Notice.

6.4.
Failure on the Receiving Party to respond to the Notice within thirty (30) days from the date of receipt thereof, shall be the same as the Receiving Party’s consent to sell all of its Restricted Shares to the Offering Party, in accordance with the terms set forth in the Notice.

6.5.
If the Receiving Party issues a notice indicating that it wishes to purchase all (but not a part) of the Offering Party's Restricted Shares, as set forth in the Notice, the Parties shall be deemed to have entered into a binding agreement whereby the Receiving Party shall purchase all of the Offering Party’s Restricted Shares in accordance with the terms set forth in the Notice.

6.6.
If the Receiving Party issues a notice indicating that it wishes to sell all (but not a part) of the Receiving Party's Restricted Shares, as set forth in the Notice, the Parties shall be deemed to have entered into a binding agreement whereby the Offering Party shall purchase all of the Receiving Party’s Restricted Shares in accordance with the terms set forth in the Notice.

6.7.
The consummation of the sale transaction shall take place not later than hundred and twenty (120) days from the date of receipt of the Notice (the “Closing Date”). On the Closing Date, the Parties shall simultaneously perform all the acts required for transferring all of the selling party’s Restricted Shares to the purchasing party Free and Clear, in accordance with the terms set forth in the Notice.

7.	Board of Directors and General Meetings:

For the purpose of this Section 6, the following definitions shall apply:

Organizational Documents shall mean the memorandum of association, articles of association, certificate of incorporation, by laws, certificate of designation or other similar constitutional documents of an entity.

Related Party shall mean (1) a director or an officer of the Company or a nominee to become a director of the Company; (2) a shareholder of the Company which owns 5% or more of its issued share capital; (3) a family member of the first degree of any of the foregoing persons; and (4) an Affiliate of any of the foregoing.

Related Party Transaction shall mean any transaction of the Company or of a subsidiary of the Company with a Related Party.

7.1.
Composition of the Board of Directors. The Board of Directors of the Company shall consist of 6 members. Each Party shall be entitled to recommend the appointment of two (2) directors and one (1) independent director to the Board of Directors of the Company and to recommend removing and replacing its respective proposed directors, subject to any applicable law.

7.2.
The Parties shall use their best efforts to ensure that the candidates recommended pursuant to Section 7.1 above shall be appointed as directors of the Company or be removed, as the case may be, and that such recommended directors shall constitute the only members of the Board of Directors of the Company.

7.3.
Chairman of the Board. During a period of five (5) years commencing on the date in which the Parties jointly acquire Control over the Company, Mr. Shlomo Nechama shall be appointed as the Chairman of the Board of the Company. At the expiration of such five (5) years period the Parties shall agree upon the identity of the successor Chairman of the Board of the Company. If Mr. Nechama is unable to perform his duty due to physical or mental incapacity and such inability continues for a period of at least 6 consecutive months, then in such an event the Parties shall agree upon the identity of the successor Chairman of the Board of the Company.

7.4.
Casting Vote. In the event the number of Directors voting for the adoption of a resolution by the Board of Directors equals the number of Directors voting against such resolution, then so long as (i) Nechama holds Restricted Shares constituting at least 25.05% of the outstanding shares of the Company; and (ii) Mr. Shlomo Nechama serves as the Chairman of the Board, the Chairman of the Board shall have a casting vote (the “Casting Vote”). Notwithstanding anything to the contrary, in case Mr. Shlomo Nechama elects to exercise his Casting Vote in respect of a specific resolution brought before the Board of Directors (the “Triggering Resolution”), then (i) prior to such exercise, Nechama shall be required to trigger the Buy Me Buy You mechanism provided in Section 6 hereof as an Offering Party, whereby the Triggering Resolution will be pending until the consummation of the sale of the Restricted Shares of one party to the other party in accordance with such Buy Me Buy You mechanism; and (b) in the event that three (3) directors of the Company so require, the Triggering Resolution shall be conditioned upon the approval of the General Meeting of the Company. Upon a transfer of the Restricted Shares by Kanir to third party in accordance with the terms of this Agreement, the Casting Vote shall expire and the provisions of this Section 7.4 shall be terminated. For the avoidance of doubt it is hereby clarified that Nechama shall be entitled to trigger the Buy Me Buy You mechanism provided in Section 6 hereof as Offering Party, in accordance with this Section 7.4, even prior to January 1, 2009.

7.5.
Scope of Authority of the General Meeting. In addition to those decisions which, under the Organizational Documents of a Company, require approval of the General Meeting of its shareholders, the Parties shall use their best efforts to cause the Articles of the Company to be amended so that a decision or action by or on behalf of the Company on any of the following matters, shall require the approval of holders of 50.1% or more of the outstanding shares of the Company, if so requested by any two (2) members of the Company’s Board of Directors:

7.5.1.	Related Party Transactions;

7.5.2.	any amendment of the Company’s incorporation documents;

7.5.3.	any merger or consolidation of the Company;

7.5.4.	any material change in the Company’s scope of business;

7.5.5.	the voluntary liquidation or dissolution of the Company;

7.5.6.	approval of the Company’s annual budget and business plan, and any material deviation therefrom; and

7.5.7.	any change of the signatory rights on behalf of the Company.

7.6.
The Parties shall vote all the Company’s shares held by them (whether Restricted Shares or otherwise) as provided in this Agreement and where this Agreement is silent as the Parties shall agree prior to any General Meeting of the Company as to their vote. In the event the Parties do not reach an agreement regarding certain resolution proposed to the General Meeting, The Parties shall vote all of their respective Shares against such proposed resolution.

8.	No Agreements with Other Shareholders:

During the Term, each Party shall be prohibited from entering into, or otherwise being a party to, any Shareholders Agreement with any direct or indirect shareholder of the Company. Each Party represents to the other Party that as of the date of closing of the purchase of the Company’s shares by the parties from the Fortissimo Entities it shall not be a party to any other Shareholders Agreement. “Shareholders Agreement” means any voting or similar agreement, or any agreement relating to the exercise of voting rights in the Company, or any similar undertaking or commitment (including a unilateral commitment), whether in the form of a written instrument or otherwise.

9.	Term of the Agreement:

9.1.
This Agreement shall come into effect as of the date hereof and shall be in full force and effect so long as (a) the Parties hold controlling interest in the Company, or (b) each of the Parties or its successor as provided in Section 4.4 hold all (but not a part) of its Restricted Shares (the “Term”).

9.2.	Upon exercise of the pledge on each Party’s Restricted Shares provided by such Party to Discount Bank for financing the purchase thereof, this Agreement shall be automatically terminated.

10.	Miscellaneous:

10.1.
The Parties undertake that as soon as possible after the acquisition of the Control over the Company, they shall cause the Articles of the Company to be amended so that the revised Articles shall reflect the applicable provisions of this Agreement.

10.2.	Unless the context otherwise requires, this Agreement shall apply to all Securities which are or may be held by either Party during the term of this Agreement.

10.3.
Each of the Parties shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected hereby.

10.4.
This Agreement shall be governed by the laws of the State of Israel, without regard to the conflict of law provisions thereof. Any dispute arising under or with respect to this Agreement shall be resolved exclusively in the appropriate court in Tel Aviv, Israel.

10.5.
All notices required or permitted hereunder to be given to a Party pursuant to this Agreement shall be in writing and shall be deemed to have been duly given to the addressee thereof (i) if hand delivered, on the day of delivery, (ii) if given by facsimile transmission, on the business day on which such transmission is sent and confirmed, or (iii) if delivered by air mail, five business days following the date it was sent, to such Party’s address as set forth below or at such other address as such Party shall have furnished to the other Party in writing in accordance with this provision:

If to Kanir:
Kanir Joint Investments (2005) Limited Partnership

25 Nachmani Street
Tel Aviv 66794
Israel (c/o Erdinast, Ben Nathan & Co., Advocates)
Attention: Menahem Raphael
Fax: (972) 3-525-0896

With a Copy to:

Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Weizmann Street
Tel Aviv 64239
Israel
Attention: Adam Klein, Adv. & Ido Gonen, Adv.
Fax: (972) 3-6089909

If to Nechama:

c/o Caspi & Co. Law Offices
33Yaavetz Street
Tel Aviv 65258
Israel
Attention: Ram Caspi, Adv.
Fax: +972-3-796-1001

10.6.	Subject to Sections 7.3 and 7.4 above, nothing contained in this Agreement shall be deemed to grant any right to any person or entity that is not a party to this Agreement.

10.7.
Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law but if any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

10.8.
Section headings contained in this Agreement are inserted for convenience of reference only, shall not be deemed to be a part of this Agreement for any purpose, and shall not in any way define or affect the meaning, construction or scope of any of the provisions hereof.

10.9.
This Agreement together with the documents expressly referred to herein, constitute the entire agreement among the Parties with respect to the subject matter contained herein and supersedes all prior agreements and understandings among the Parties with respect to such subject matter.

10.10.
No modification, amendment or waiver (each, a “Modification”) of any provision of this Agreement will be effective unless such Modification is approved in writing by all Parties. The failure of any Party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such Party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

10.11.	This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same document.

[Signature Page Follows]

  IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

Kanir Joint Investments (2005) Limited Partnership
By: KANIR INVESTMENTS LTD. Its General Partner

By:	/s/ Menachem Raphael
Name: Menachem Raphael
Title: Director

By:	/s/ Ran Fridrich
Name: Ran Fridrich
Title: Director

S.Nechama Investments (2008) Ltd.

By:	/s/ Shlomo Nechama
Name: Shlomo Nechama
Title: Director

[Signature Page to Shareholders Agreement dated March 24, 2008]